Filed Pursuant to Rule 433

Registration No. 333-238617-01

February 23, 2022

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated February 23, 2022)

Issuer:	CenterPoint Energy Houston Electric, LLC

Legal Format:	SEC Registered

Anticipated Ratings*:	A2 (stable) / A (stable) / A (stable) (Moody’s / S&P / Fitch)

Security:	3.00% General Mortgage Bonds, Series AG, due 2032	3.60% General Mortgage Bonds, Series AH, due 2052

Principal Amount:	$300,000,000	$500,000,000

Maturity Date:	March 1, 2032	March 1, 2052

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2022	March 1 and September 1, commencing September 1, 2022

Coupon:	3.00%	3.60%

Price to Public:	99.537% of the principal amount	98.697% of the principal amount

Benchmark Treasury:	1.875% due February 15, 2032	1.875% due November 15, 2051

Benchmark Treasury Yield:	1.984%	2.302%

Spread to Benchmark Treasury:	+107 basis points	+137 basis points

Re-offer Yield:	3.054%	3.672%

Optional Redemption:	Prior to December 1, 2031, greater of: (1)(a) make-whole at Treasury Rate plus 20 basis points (calculated to December 1, 2031), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after December 1, 2031, 100% plus accrued and unpaid interest.	Prior to September 1, 2051, greater of: (1)(a) make-whole at Treasury Rate plus 25 basis points (calculated to September 1, 2051), less (b) interest accrued to the date of redemption and (2) 100%, plus, in either case, accrued and unpaid interest. On or after September 1, 2051, 100% plus accrued and unpaid interest.

CUSIP:	15189X AX6	15189X AY4

Trade Date:	February 23, 2022

Expected Settlement Date**:	February 28, 2022

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC BNY Mellon Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. CAVU Securities, LLC Samuel A. Ramirez & Company, Inc.

The term “Treasury Rate” shall have the meaning ascribed to it in the issuer’s preliminary prospectus supplement dated February 23, 2022.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the mortgage bonds offered hereby will be made against payment therefor on or about February 28, 2022, which will be the third business day following the date of pricing of the mortgage bonds (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the initial pricing date of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds initially will settle in T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.